 **Commerce Brokerage Services, Inc.**
Member FINRA/SIPC   A Subsidiary of Commerce Bank

Clayton
8000 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 746-8777
(800)356-1606 Toll Free


Commerce Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Commerce Bank)
Exemption Report


Commerce Brokerage Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: Rule 15c3-3 subparagraph (k)(2)(i) and Rule 15c3-3 subparagraph (k)(2)(ii) (Exemption Provisions).

2) The Company met the identified exemption provisions of (k)(2)(i) throughout the year ended December 31, 2015, except as described below.

- During the year ended December 31, 2015, a total of 6 checks were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
April		1	
August		1	
September		1	
October		1	
November		1	
December		1	
Total	**0**	**6**	**0**

3) The Company met the identified exemption provisions of (k)(2)(ii) throughout the year ended December 31, 2015, except as described below.

- During the year ended December 31, 2015, a total of 28 checks were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
January	1		
February		2	1
March		3	
April		2	
May	1	2	
July	2		
September		1	
October		3	1
December	4	5	
Total	8	18	2

- During the year ended December 31, 2015, there were 14 instances of securities that were not transmitted by noon of the next business day following receipt. The nature of each exception and the month in which the exception occurred are as follows:

Month	Incomplete/ Inaccurate Instructions	Associate Delay	Mail Delay
April		2	
June		2	
July			3
August		1	
September		1	
October	2	1	1
December			1
Total	2	7	5

Commerce Brokerage Services, Inc.

I, Karen L. Finke, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Karen L. Finke
Karen L. Finke
Treasurer, Commerce Brokerage Services, Inc.

February 29, 2016